

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2025

John C. Griffith
Chief Executive Officer
American Water Works Company, Inc.
1 Water Street
Camden, NJ 08102-1658

> **Re: American Water Works Company, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 17, 2025**
> **File No. 333-292182**

Dear John C. Griffith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Emily Prezioso Walsh, Esq.